UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D
 (Rule 13d-101)

Under the Securities Exchange Act of 1934
(AMENDMENT NO. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

FIRST ALBANY COMPANIES INC.
 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
 (Title of Class of Securities)

318465101
 (CUSIP Number)

Robert H. Weiss
General Counsel
MatlinPatterson Global Advisers LLC
520 Madison Avenue
New York, New York 10022
Telephone: (212) 651-9525
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 21, 2007
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson FA Acquisition LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		37,909,383
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

37,909,383
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,909,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.3201%
14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson Global Opportunities Partners II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		37,909,383
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

37,909,383
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,909,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.3201%
14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson Global Opportunities Partners (Cayman) II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		37,909,383
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

37,909,383
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,909,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.3201%
14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson Global Partners II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		37,909,383
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

37,909,383
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,909,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.3201%
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson Global Advisers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		37,909,383
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

37,909,383
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,909,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.3201%
14	TYPE OF REPORTING PERSON

IA

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		37,909,383
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

37,909,383
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,909,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.3201%
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		37,909,383
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

37,909,383
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,909,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.3201%
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

David J. Matlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		37,909,383
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

37,909,383
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,909,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.3201%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

Mark R. Patterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		37,909,383
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

37,909,383
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,909,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.3201%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

Frank Plimpton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		-0-
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-0-
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

Chris Pechock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		-0-
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-0-
14	TYPE OF REPORTING PERSON

IN

INTRODUCTION.

This amendment (“Amendment No. 2”) amends the Schedule 13D Statement, dated May 14, 2007 (the “Statement”, and as amended by Amendment No. 1 thereto, dated July 24, 2007, the “Amended Statement”) filed on behalf of (i) MatlinPatterson FA Acquisition LLC, a Delaware limited liability company (“Matlin FA”), (ii) MatlinPatterson Global Opportunities Partners II L.P. (“Matlin Partners (Delaware)”), a Delaware limited partnership, (iii) MatlinPatterson Global Opportunities Partners (Cayman) II L.P. (“Matlin Partners (Cayman)” and, together with Matlin Partners (Delaware), the “Matlin Partners”), a Cayman Islands limited partnership, (iv) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by each of the Matlin Partners, (v) MatlinPatterson Global Partners II LLC (“Matlin Global Partners”), a Delaware limited liability company, as the general partner of each of the Matlin Partners, (vi) MatlinPatterson Asset Management LLC (“Matlin Asset Management”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (vii) MatlinPatterson LLC (“MatlinPatterson”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Asset Management, (vii) David J. Matlin and Mark R. Patterson each, as a holder of 50% of the membership interests in MatlinPatterson, and (viii) Christopher Pechock and Frank Plimpton, each an employee of Matlin Advisers, as the persons named in the Proxies described in the Statement.  Matlin FA, Matlin Partners (Delaware), Matlin Partners (Cayman), Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson, David J. Matlin, Mark R. Patterson, Christopher Pechock and Frank Plimpton are collectively referred to in this Amendment No. 2 as the “Reporting Persons” and each is a “Reporting Person.”  The purpose of this Amendment No. 2 is to disclose the beneficial ownership of the Reporting Persons in the common stock, par value $0.01 per share (“Common Stock”), of First Albany Companies Inc. (the “Issuer”).  Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in the Amended Statement.  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the statement.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended and supplemented by adding the following:

On August 31, 2007 the Issuer filed proxy materials with the United States Securities and Exchange Commission and mailed such proxy materials to shareholders, announcing September 21, 2007 as the date of the annual meeting. On September 21, 2007, shareholders of the Issuer voted in favor of the transactions contemplated by the Investment Agreement and the proposals associated therewith.

On September 21, 2007, the Share Purchase closed. Pursuant to the upward adjustment provision of the Investment Agreement, 37,909,383 shares of the Issuer were issued to Matlin FA, for an aggregate cash purchase price of $49,420,000.

Pursuant to Matlin FA’s right to designate Co-Investors (as defined in the Investment Agreement), 99,721 of the Purchased Shares were issued to Robert M. Fine, for an aggregate cash purchase price of $130,000, and 345,189 of the Purchased Shares were issued to Robert M. Tirschwell, for an aggregate purchase price of $450,000.

At the Closing, the Voting Agreements terminated in accordance with their terms.

As of the Closing, Matlin FA is the beneficial owner of an aggregate of 37,909,383 shares of the Issuer purchased by it pursuant to the Investment Agreement.  This Amendment No. 2 is being filed with respect to these shares of Common Stock, and to reflect the termination of the Voting Agreements, which has resulted in the shares of the Issuer reported in the Amended Statement as being beneficially owned by the

Reporting Persons because of the voting rights conferred on them by the Voting Agreements ceasing to be beneficially owned by them.

ITEM 4.    PURPOSE OF TRANSACTION

Item 4 is amended and supplemented by adding the following:

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4.  The Reporting Persons (through Matlin FA) consummated the Share Purchase as provided in the Investment Agreement, following the satisfaction of various closing conditions, including without limitation, approval of the Share Purchase by the Issuer’s shareholders, NASD and other regulatory approvals and third party consents.

Matlin FA beneficially owns in the aggregate 37,909,383 shares of Common Stock, which represents approximately 70.32% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and approximately 70.32% of the currently outstanding voting power of the Issuer.

Pursuant to the Investment Agreement, on the Closing Date, the Issuer caused the size of its board of directors to be increased from seven to nine board members, and Alan P. Goldberg and Shannon P. O’Brien resigned their positions with the board.  The vacant positions on the board were filled by Lee Fensterstock, Mark Patterson, Frank Plimpton and Chris Pechock, as designated by Matlin FA.

As contemplated by the Investment Agreement, Matlin FA and the Issuer have developed a Strategic Plan to restore the Issuer to profitability and take advantage of the additional capital made available to the Issuer and its subsidiaries as a result of the Share Purchase.

On September 21, 2007, Mr. Fensterstock was appointed as the Chairman and Chief Executive Officer of the Issuer.

Pursuant to a Waiver Agreement, dated September 12, 2007, by DEPFA and Matlin FA (“DEPFA Waiver Agreement”), the DEPFA Voting Agreement was amended to terminate at the earliest to occur of (i) the approval of the Charter Amendment (as defined in the Asset Purchase Agreement) and (ii) the due and proper termination of the Asset Purchase Agreement in accordance with its terms.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and supplemented by adding the following:

(a)-(b) As of the filing date of this Amendment No. 2, Matlin FA owns 37,909,383 shares of Common Stock, which represents approximately 70.32% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).  Matlin FA no longer has any right to direct the voting of shares that it does not own pursuant to the Voting Agreements, which have terminated in accordance with their terms.

Except as disclosed in this Amendment No. 2, none of the Reporting Persons is entitled to any rights of a stockholder of the Issuer, except that additional shares of Common Stock may still be issued to Matlin FA pursuant to the post-closing purchase price adjustment provisions of the Investment Agreement .  Those post-closing adjustment provisions contemplate that possible issuance of additional shares of Common Stock with 60 to 90 days after the Closing depending on the net tangible book value per share of the

Issuer as of the September 21, 2007 Closing Date.  Except as disclosed in this Amendment No. 2, none of the Reporting Persons has (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock.

(c) Except as disclosed in this Amendement No. 2, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

The filing of this Amendment No. 2 shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Common Stock owned by other parties.

ITEM 6.  CONTRACTS, ARRANGMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended and supplemented by adding the following:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended and supplemented by adding the following:

1	Joint Filing Agreement, dated as of September 25, 2007, among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: September 25, 2007

MatlinPatterson FA Acquisition LLC

By: /s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Member

MATLINPATTERSON LLC

By: /s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Member

MATLINPATTERSON ASSET MANAGEMENT LLC

By: /s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Chairman

MATLINPATTERSON GLOBAL ADVISERS LLC

By: /s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Chairman

MATLINPATTERSON GLOBAL PARTNERS II LLC

By: /s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Director

MATLINPATTERSON GLOBAL OPPORTUNITIES
PARTNERS II L.P.

By: MatlinPatterson Global Partners II
LLC, its general partner

By /s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Director

MATLINPATTERSON GLOBAL OPPORTUNITIES
PARTNERS (Cayman) L.P.

By: MatlinPatterson Global Partners II
LLC, its general partner

By /s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Director

DAVID J. MATLIN

By /s/ David J. Matlin
Name: David J. Matlin

MARK R. PATTERSON

By /s/ Mark R. Patterson
Name: Mark R. Patterson

FRANK PLIMPTON

By /s/ Frank Plimpton
Name: Frank Plimpton

CHRISTOPHER PECHOCK

By /s/ Christopher Pechock
Name: Christopher Pechock

EXHIBIT INDEX

1	Joint Filing Agreement, dated as of September 25, 2007, among the Reporting Persons.

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of MatlinPatterson FA Acquisition LLC, MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners II LLC, MatlinPatterson Global Opportunities Partners II L.P., MatlinPatterson Global Opportunities Partners (Cayman) II L.P., David J. Matlin, Mark R. Patterson, Frank Plimpton and Christopher Pechock, on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to shares of common stock, par value $0.01 per share, of First Albany Companies Inc., a New York corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 24th day of September 2007.

MATLINPATTERSON FA ACQUISITION LLC

By: /s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Member

MATLINPATTERSON LLC

By: /s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Member

MATLINPATTERSON ASSET MANAGEMENT LLC

By: /s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Chairman

MATLINPATTERSON GLOBAL ADVISERS LLC

By: /s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Chairman

MATLINPATTERSON GLOBAL PARTNERS II LLC

By: /s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Director

13

MATLINPATTERSON GLOBAL OPPORTUNITIES
PARTNERS II L.P.

By: MatlinPatterson Global Partners II LLC,
its general partner

By: /s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Director

MATLINPATTERSON GLOBAL OPPORTUNITIES
PARTNERS (Cayman) L.P.

By: MatlinPatterson Global Partners II LLC,
its general partner

By: /s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Director

DAVID J. MATLIN

By: /s/ David J. Matlin
Name: David J. Matlin

MARK R. PATTERSON

By: /s/ Mark R. Patterson
Name: Mark R. Patterson

FRANK PLIMPTON

By: /s/ Frank Plimpton
Name: Frank Plimpton

CHRISTOPHER PECHOCK

By: /s/ Christopher Pechock
Name: Christopher Pechock